[redacted]

09058370

AB 3/5

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.J. St. Germain Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield (City) MA (State) 01115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Matty 413-733-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2009 SA
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.J. St. Germain Company, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public my com exp 122509

Marion F. Roberts

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

Years Ended December 31, 2008 and 2007

TABLE OF CONTENTS

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts

We have audited the accompanying consolidated statements of financial condition of D.J. St. Germain Company, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of D.J. St. Germain Company, Inc. and subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 10, 2009

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
125 Wolf Road • Suite 209 • Albany, New York • 12205 • Phone 518-454-0880 • Fax 518-454-0882
www.wolfandco.com

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents	$ 3,166,079	$ 4,291,059
Cash and investments segregated for the benefit of customers	76,568,221	120,953,049
Receivable from brokers	919,266	287,357
Client debit balances	2,973	-
Investments owned (cost $17,327,244 - 2008, $18,343,140 - 2007)	15,217,600	19,607,938
Securities borrowed	-	183,000
Accrued interest receivable segregated for the benefit of customers	-	560,765
Other accrued interest and dividends receivable	12,072	77,193
Property and equipment, less accumulated depreciation and amortization	565,967	752,116
Income taxes receivable	324,045	1,803,931
Deferred tax asset, net	867,000	772,000
Other assets	303,661	291,015
	$ 97,946,884	$ 149,579,423

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Liabilities:		
Payable to brokers	$ 3,122,457	$ 5,837,361
Customers' free credit balances	74,623,711	118,745,391
Securities sold, not yet purchased, at market value (cost $0 - 2008 and $182,840 - 2007)	-	178,000
Accrued expenses and other liabilities	2,576,266	3,429,646
Total liabilities	80,322,434	128,190,398
Shareholders' equity:		
Common shares:		
Class A, 720,000 shares authorized; 645,300 and 667,000 issued as of December 31, 2008 and 2007, respectively; nonvoting	-	-
Class B, 80,000 shares authorized; 74,885 and 76,635 issued as of December 31, 2008 and 2007, respectively; voting	-	-
Paid in capital	2,930,283	3,621,623
Retained earnings	20,007,377	23,139,959
	22,937,660	26,761,582
Less treasury shares, at cost:		
Class A, 218,334 (218,879 - 2007) shares	(5,136,542)	(5,149,364)
Class B, 6,835 (8,635 - 2007) shares	(176,668)	(223,193)
	(5,313,210)	(5,372,557)
Total shareholders' equity	17,624,450	21,389,025
Total liabilities and shareholders' equity	$ 97,946,884	$ 149,579,423

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2008 and 2007

	2008	2007
Operating revenues:		
Management fees	$ 6,723,333	$ 7,510,884
Dividends	213,890	207,133
Interest income, net	1,112,877	1,268,821
Investment gain (loss), net	(125,290)	(3,936,114)
Unrealized gain (loss) on investments, net	(3,422,995)	850,673
Total operating revenue	4,501,815	5,901,397
Operating expenses:		
Employee compensation	3,225,978	3,696,556
Professional fees	163,238	90,630
Communications and data processing	189,531	191,110
Selling, general and administrative expenses	2,217,777	2,219,596
Total operating expenses	5,796,524	6,197,892
Loss before income taxes	(1,294,709)	(296,495)
Income tax expense	1,406,000	476
Net loss	$ (2,700,709)	$ (296,971)

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2008 and 2007

	Common Shares Authorized and Issued				Treasury Shares at Cost		
	Class A	Class B	Paid in Capital	Retained Earnings	Class A	Class B	Total Shareholders' Equity
Balance at December 31, 2006	711,320	79,460	$ 5,100,451	$ 23,893,878	$ (5,210,027)	$ (334,338)	$23,449,964
Net loss	-	-	-	(296,971)	-	-	(296,971)
Cash dividends paid, $0.85 per share	-	-	-	(456,948)	-	-	(456,948)
Purchase of 44,320 shares Class A stock at prices ranging from $30.83 to $33.02	(44,320)	-	(1,415,025)	-	-	-	(1,415,025)
Sale of 2,575 shares Class A stock at prices ranging from $30.83 to $33.02	-	-	3,361	-	60,663	-	64,024
Purchase of 2,825 shares Class B stock at prices ranging from $31.88 of $33.02	-	(2,825)	(91,914)	-	-	-	(91,914)
Sale of 4,300 shares Class B stock at prices ranging from $23.39 to $33.02	-	-	12,580	-	-	111,145	123,725
Employee share-based compensation	-	-	12,170	-	-	-	12,170
Balance at December 31, 2007	667,000	76,635	3,621,623	23,139,959	(5,149,364)	(223,193)	21,389,025
Net loss	-	-	-	(2,700,709)	-	-	(2,700,709)
Cash dividends paid, $0.85 per share	-	-	-	(431,873)	-	-	(431,873)
Purchase of 21,700 shares Class A stock at prices ranging from $29.44 to $30.51	(21,700)	-	(649,452)	-	-	-	(649,452)
Sale of 545 shares Class A stock at prices ranging from $29.51 to $30.24	-	-	3,440	-	12,822	-	16,262
Purchase of 1,750 shares Class B stock at prices ranging from $29.42 to $30.51	-	(1,750)	(51,921)	-	-	-	(51,921)
Sale of 1,800 shares Class B stock at prices ranging from $29.44 to $30.08	-	-	6,593	-	-	46,525	53,118
Balance at December 31, 2008	645,300	74,885	$ 2,930,283	$ 20,007,377	$ (5,136,542)	$ (176,668)	$17,624,450

The accompanying notes are an integral part of these consolidated financial statements.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (2,700,709)	$ (296,971)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	243,632	247,559
Deferred tax expense (benefit)	(95,000)	(33,000)
Employee share-based compensation	-	371,034
Cash, accrued interest receivable and investments segregated for the benefit of customers	44,945,593	31,891,926
Other accrued interest and dividend receivable	65,121	(45,839)
Investments owned, net	4,390,338	(5,152,435)
Securities borrowed	183,000	9,312,959
Receivable from brokers and customers and other assets	(647,528)	12,778,014
Income taxes receivable	1,479,886	(1,103,051)
Customers' free credit balances	(44,121,680)	(45,615,020)
Payable to brokers, accrued expenses and other liabilities	(3,568,284)	5,014,403
Securities sold, not yet purchased, net	(178,000)	(8,547,309)
Net cash used in operating activities	(3,631)	(1,177,730)
Cash flows from investing activities:		
Purchases of fixed assets	(57,483)	(131,791)
Net cash used in investing activities	(57,483)	(131,791)
Cash flows from financing activities:		
Dividends paid	(431,873)	(456,948)
Purchase of treasury shares	(701,373)	(1,506,939)
Proceeds from sale of treasury shares	69,380	187,749
Net cash used in financing activities	(1,063,866)	(1,776,138)
Net decrease in cash and cash equivalents	(1,124,980)	(3,085,659)
Cash and cash equivalents at beginning of year	4,291,059	7,376,718
Cash and cash equivalents at end of year	$ 3,166,079	$ 4,291,059
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest	$ 1,155,905	$ 3,870,989
Income taxes	$ 21,114	$ 1,136,527

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Organization

The consolidated financial statements include the accounts of D. J. St. Germain Company, Inc. ("DJS") and its wholly-owned subsidiary, First Springfield Trust, Inc. ("FST"). All intercompany transactions have been eliminated in consolidation.

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. DJS is registered as a broker dealer and an investment advisor with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker dealer in all 50 states.

FST was organized as a Massachusetts Business Trust on January 1, 1982 solely for the purpose of holding the investments of DJS. The investments of FST are managed by DJS.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include the fair value of investments, payable and accruals, and the useful lives of depreciable assets. Actual results could differ from those estimates.

Accounting for Investments

Investments owned held principally for resale in the near term are recorded at fair value with changes in fair value recorded in earnings. Fair value is determined based on quoted market prices at December 31, 2008 and 2007. Cost is determined on the specific identification method. Repurchase agreements are carried at cost which approximates market.

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Investments (concluded)

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements, ("SFAS No. 157") issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS No. 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 Fair values designated as Level 1 are valued based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 includes listed equities and listed derivatives.

Level 2 Fair values designated as Level 2 are valued based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, either directly or by correlation or other means. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, and certain over-the-counter derivatives.

Level 3 Inputs for Level 3 fair values are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Such inputs are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated statement of financial condition or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the consolidated statement of financial condition and the tax basis of assets and liabilities using enacted tax rates.

Depreciation and Amortization

Depreciation and amortization is provided over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets are carried at cost.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents exclude cash segregated for the benefit of customers.

Advertising Costs

Advertising is expensed as incurred and amounted to $1,023,424 in 2008 and $546,648 in 2007.

Share-based Payments

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share Based Payment." The Company previously applied Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The Company elected to adopt the modified prospective method provided by SFAS No. 123(R). Under this method, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Share-based compensation is measured at the grant-date, based on the fair value of the award, and is recognized over the period during which the employee is required to provide service.

Reclassification

Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option may generally be applied instrument by instrument and is irrevocable. This Statement was adopted by the Company on January 1, 2008 and did not have a material impact on the Company's consolidated financial statements.

2. CONCENTRATION OF CREDIT RISK

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2008 and 2007.

3. CASH AND INVESTMENTS SEGREGATED FOR THE BENEFIT OF CUSTOMERS, INCLUDING ACCRUED INTEREST RECEIVABLE

In accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains separate bank accounts and segregates securities for the benefit of customers. The amounts in these accounts as of December 31, 2008 and 2007 are as follows:

	2008	2007
U.S. Treasury securities, at cost	$ 74,974,687	$118,815,935
Cash	1,593,534	2,137,114
	76,568,221	120,953,049
Accrued interest receivable	-	560,765
	$ 76,568,221	$121,513,814

Aggregate carrying value of investments segregated for the benefit of customers approximates their fair value at December 31, 2008 and 2007.

4. INVESTMENTS OWNED

Investments owned at fair values at December 31, 2008 and 2007 are as follows:

	2008	2007
Obligations of U.S. government	$ 1,012,908	$ 476,063
Corporate bonds, debentures, and notes	1,088,731	1,217,305
Corporate stocks	13,009,926	17,812,106
Other	106,035	102,464
	$ 15,217,600	$ 19,607,938

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	December 31, 2008			
	Level 1	Level 2	Level 3	Fair Value
Assets				
Equity securities	$13,105,210	$ -	$ -	$ 13,105,210
Debt securities	-	2,112,390	-	2,112,390
Total assets	$13,105,210	$2,112,390	$ -	$ 15,217,600

There are no assets or liabilities measured at fair value on a nonrecurring basis.

5. PROPERTY AND EQUIPMENT

Fixed assets at December 31, 2008 and 2007 are as follows:

	2008	2007
Furniture and equipment	$ 2,742,518	$ 2,685,035
Leasehold improvements	887,984	887,984
	3,630,502	3,573,019
Less accumulated depreciation and amortization	(3,064,535)	(2,820,903)
	$ 565,967	$ 752,116

Depreciation and amortization expense was $243,632 and $247,559 for the years ended December 31, 2008 and 2007, respectively.

6. RELATED-PARTY TRANSACTIONS

The Company maintains investment accounts on behalf of the officers and directors of the Company. Customers' free credit balances reported on December 31, 2008 and 2007 include $221,475 and $258,799, respectively, related to these accounts.

7. NET CAPITAL REQUIREMENT

The Company is subject to the alternative standard of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital as defined of the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. As of December 31, 2008, the Company had net capital of $11,454,755, which was $11,204,755 in excess of its required net capital of $250,000.

The Company's wholly-owned subsidiary, First Springfield Trust, Inc. had total assets and shareholders' equity of $16,871,747 and $14,030,252, respectively, as of December 31, 2008. The capital, as defined, of the subsidiary is included in the computation of the Company's net capital since the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

8. BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $2,000,000.

9. INTEREST INCOME, NET

Interest income is net of interest remitted to customers of $1,155,905 and $3,870,989 for 2008 and 2007, respectively.

10. BENEFIT PLAN AND AGREEMENTS

In 2005, the Company established a 401(k) plan. Substantially all employees participate in the Plan. To be eligible to participate, an employee must be at least twenty-one years of age and have completed one year of service. Employees may contribute a percentage of their compensation subject to certain limits based on federal tax laws. The Company makes contributions to the Plan in the form of safe harbor contributions and discretionary profit sharing contributions. Discretionary profit sharing contributions vest to the employee equally over a six year period. Expense attributable to the 401(k) Plan and the Company's deferred profit sharing plan amounted to $231,158 and $228,000 for the years ended December 31, 2008 and 2007, respectively.

BENEFIT PLAN AND AGREEMENTS (concluded)

The Company maintains supplemental deferred compensation agreements with selected members of management. Under the agreements, management of the Company determines annually amounts to be credited to the deferred compensation accounts and interest is credited to the accounts in accordance with the terms of the agreements. The Company has accrued $1,316,515 and $1,542,427 related to these agreements as of December 31, 2008 and 2007, respectively. Expense attributable to these agreements amounted to $74,087 and $294,000 for the years ended December 31, 2008 and 2007, respectively.

The Company has agreed to provide health benefits to certain retired employees. Payments under these agreements amounted to $53,383 in 2008. The aggregate annual payments under these agreements are estimated to be as follows:

Year Ending December 31,	
2009	$ 24,298
2010	25,999
2011	27,819
2012	26,268
2013	28,108
2014 - 2018	172,945
Thereafter	136,215
	$ 441,652

These agreements are unfunded. Included in accrued expenses at December 31, 2008 and 2007 is $333,498 and $692,082, respectively, related to these agreements. Assumptions used to determine this accrual at December 31, 2008 and 2007 are as follows:

	2008	2007
Discount rate	4.5%	4.7%
Health care cost-trend growth rate	7.0%	7.0%

For the years ended December 31, 2008 and 2007, expense attributable to these agreements amounted to $(305,201) and $84,136, respectively.

11. INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended December 31, 2008	2007
Current tax provision (benefit):		
Federal	$1,371,000	$ (344,524)
State	130,000	378,000
	1,501,000	33,476
Deferred tax provision (benefit):		
Federal	(168,000)	48,000
State	73,000	(81,000)
	(95,000)	(33,000)
	$1,406,000	$ 476

The reasons for the differences between income tax expense at the statutory federal rate and actual tax expense are summarized as follows:

	Years Ended December 31, 2008	2007
Tax (benefit) at statutory federal tax rate of 34%	$ (440,000)	$ (100,808)
Increase (decrease) resulting from:		
State taxes, net of federal tax benefit	134,000	196,020
Dividends received deduction	(51,000)	(49,298)
Change in valuation allowance	1,748,000	-
Other	15,000	(45,438)
Tax expense	$1,406,000	$ 476

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

INCOME TAXES (continued)

The components of the net deferred tax asset are as follows:

	Years Ended December 31, 2008	2007
Deferred tax asset:		
Federal	$ 726,000	$ 980,000
State	211,000	303,000
	937,000	1,283,000
Deferred tax liability:		
Federal	(56,000)	(478,000)
State	(14,000)	(33,000)
	(70,000)	(511,000)
Net deferred tax asset	$ 867,000	$ 772,000

Deferred income taxes result from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The components of the net deferred tax asset as of December 31, 2008 and 2007 are as follows:

	Years Ended December 31, 2008	2007
Deferred tax assets:		
Net unrealized loss on investments	$ 736,000	$ -
Compensation related accruals	900,000	1,284,000
Capital loss carryover	1,012,000	-
Other	38,000	-
Gross deferred tax assets	2,686,000	1,284,000
Valuation allowance	(1,748,000)	-
Deferred tax assets, net of valuation allowance	938,000	1,284,000
Deferred tax liabilities:		
Depreciation	(71,000)	(71,000)
Net unrealized appreciation of investments	-	(441,000)
Total gross deferred tax liabilities	(71,000)	(512,000)
Net deferred tax asset	$ 867,000	$ 772,000

INCOME TAXES (concluded)

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carry-forwards. At December 31, 2008, the Company had a valuation reserve against the deferred tax asset related to the unrealized investment losses and capital loss carryforwards due to the uncertainty of realization. Although realization is not assured, management believes that it is more likely than not that the remaining net deferred tax assets will be realized.

A summary of the change in the net deferred tax asset is as follows:

	December 31,	
	2008	2007
Balance at beginning of year	$ 772,000	$ 739,000
Deferred tax benefit	95,000	33,000
Balance at end of year	$ 867,000	$ 772,000

12. LEASES

The Company rents its office facilities in Springfield, MA and Hartford, CT under leases which expire in 2015 and 2011, respectively. Minimum rentals based upon the original terms (excluding taxes and certain operating expenses) at December 31, 2008 are:

Year Ending December 31,	
2009	$122,018
2010	122,018
2011	108,515
2012	89,612
2013	89,612
Thereafter	126,950
	$658,725

LEASES (concluded)

The leases require additional payments based on increases in taxes and certain operating expenses. The Hartford lease contains an option to extend the term of the lease for a period of three years. The cost of rentals during the extension period is not included above. Total rent expense for the years ended December 31, 2008 and 2007 amounted to $135,802 and $126,951, respectively.

13. SHAREHOLDERS' EQUITY

The Company's 1995 Incentive Stock Option Plan (1995 Plan) provides for the issuance of options to purchase a maximum of 60,000 Class A nonvoting shares and 14,000 Class B voting shares of common stock. In December 2006, the Company's Board of Directors approved the 2006 Incentive Stock Option Plan (2006 Plan). The 2006 Plan provides for the issuance of options to purchase a maximum of 100,000 Class A nonvoting shares of common stock. Under the Plans, the options are granted by the Board of Directors upon recommendation by the Option Committee in such amounts as the Board of Directors may approve. The option price, as determined by the Option Committee, shall not be less than the fair value of the common stock on the date of grant of the option. No option shall be exercisable after the expiration of 10 years from the date the option is granted.

No stock options were granted in 2008. In 2007, the Company determined the calculated value of stock options granted at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

Expected volatility	9.27%
Risk-free interest rate	4.29%
Expected dividend rate	2.67%
Expected life	10 years

The expected volatility is an estimate based on a comparative industry fund.

SHAREHOLDERS' EQUITY (continued)

Options granted to date under both plans vested immediately.

There was no compensation expense related to these plans in 2008. The compensation expense recorded under both plans for 2007 was $12,170. A summary of the activity during 2008 and 2007 is as follows:

	Options Outstanding			
	Class A	Class B	Price Per Share	Weighted Average Price Per Share
Balance, December 31, 2006	32,200	7,200	$23.00 - $33.81	$ 24.75
Options granted	5,600	-	$35.07	35.07
Options exercised	-	-	-	-
Options expired/cancelled	-	-	-	-
Balance, December 31, 2007	37,800	7,200	$23.00 - $35.07	$ 27.48
Options granted	-	-		
Options exercised	-	-		
Options expired/cancelled	(4,000)	-	$27.39	$27.39
Balance, December 31, 2008	33,800	7,200	$23.00 - $35.07	$ 27.49

SHAREHOLDERS' EQUITY (continued)

Shareholders' equity per share is computed by dividing total shareholders' equity by common Class A and B shares issued less treasury shares. Diluted shareholders' equity per share is computed by dividing total shareholders' equity plus the effect of assumed exercise of options by common Class A and B shares issued less treasury shares plus shares assumed issued for the exercise of options. Options whose exercise price is less than the estimated share value at December 31 are excluded in determining dilutive shareholders' equity per share. These amounts are as follows as of December 31, 2008 and 2007:

	2008	2007
Total shareholders' equity	$ 17,624,450	$ 21,389,025
Effect of assumed exercise of options	689,657	1,236,461
	$ 18,314,107	$ 22,625,486
Shares outstanding:		
Authorized and issued	720,185	743,635
Less treasury shares	(225,169)	(227,514)
Shares outstanding	495,016	516,121
Options outstanding	27,600	45,000
Diluted shares outstanding	522,616	561,121
Total shareholders' equity per Class A and B shares outstanding	$ 35.60	$ 41.44
Diluted shareholders' equity per Class A and B shares	$ 35.04	$ 40.32

Effective June 15, 2003, the Company adopted a stock appreciation rights plan that provides for the issuance of a maximum of 120,000 units. Units vest at the rate of 20% per year. Participants receive payment from the Company in exchange for units upon employee separation or sale of substantially all of the outstanding stock of the Company in the amount of the excess of the then fair value of the unit over the grant date fair value of the unit. At December 31, 2008 and 2007, 116,432 units and 113,171 units have been issued, respectively. Expense resulting from issued units is remeasured as of the date of the statement of financial condition. Expense attributable to the Plan was $(68,947) and $358,864 for the years ended December 31, 2008 and 2007, respectively.

SHAREHOLDERS' EQUITY (concluded)

The transfer of Class A and Class B shares from non-employees is subject to the Company's right of first refusal to purchase the shares at 75% of fully diluted book value through 2008, and 80% of fully diluted book value thereafter. The Company's non-employee shareholders may at any time through December 31, 2012 require the Company to repurchase their shares subject to an individual annual limitation of 5% of the aggregate Company shares outstanding and the capital requirements of the Securities and Exchange Commission Rule 15c3-1. The repurchase price is the same as would apply to the Company's right of first refusal to purchase the shares.

D.J. ST. GERMAIN COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Computation of net capital

Total shareholders' equity (DJS)		$ 17,624,450
Adjustments:		
Nonallowable assets:		
Property and equipment, net	$ (565,967)	
Income tax receivable	(195,789)	
Deferred tax asset	(384,000)	
Investment in subsidiary (FST)	(15,259,054)	
Eligible capital of subsidiary (FST)	10,776,146	
Other	(303,661)	(5,932,325)
Tentative net capital		11,692,125
Less:		
0% to .75% of Treasury notes		(237,370)
Net capital		11,454,755
Computation of alternative net capital requirement:		
2 percent of aggregate debt items (or $250,000, if greater) as shown in formula for reserve requirement pursuant to Rule 15c3-3 prepared as of date of net capital computation - Company		250,000
Excess net capital		$ 11,204,755

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts, net of officer and directors balances of $222,896 (settlement date)	$ 74,423,703	$ -
Customer securities failed to receive	-	-
Customer debt balances	-	42,069
Failed to deliver of customers' securities not older than 30 calendar days	-	-
Total	74,423,703	42,069
Excess of total credits over total debits required to be maintained in the "Reserve Bank Accounts" on December 31, 2008 (15c3-3(e))	-	74,381,634
	$ 74,423,703	$ 74,423,703

The Company has funds of $76,568,221 maintained on behalf of customers.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2008.

D.J. ST. GERMAIN COMPANY, INC. AND SUBSIDIARY

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENT

December 31, 2008

State the market valuation and the number of items of:

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None

Independent Auditors' Report
on Internal Control Required by
SEC Rule 17a-5

To the Board of Directors and Shareholders' of
D.J. St. Germain Company, Inc.
Springfield, Massachusetts:

In planning and performing our audit of the consolidated financial statements of D.J. St. Germain Company, Inc. and subsidiary (the "Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 10, 2009

END